Exhibit 99.1

Granite Announces Voting Results From Its 2022 Joint Annual General and Special Meetings of Stapled Unitholders

TORONTO--(BUSINESS WIRE)--June 9, 2022--Granite Real Estate Investment Trust (“Granite REIT”) (TSX: GRT.UN / NYSE: GRP.U) and Granite REIT Inc. (“Granite GP”) announced today the results of the matters voted on at their joint annual general and special meetings of stapled unitholders held earlier today (the “Meetings”). Each of the individuals nominated for election as a trustee of Granite REIT and a director of Granite GP, as set out Granite’s Management Information Circular dated April 13, 2022, were elected as set out below.

A total of 50,891,925 stapled units (77.4% of outstanding stapled units) were represented in person or by proxy at the Meetings.

The votes were conducted by show of hands in respect of all matters other than the special resolution approving certain amendments to the articles of Granite GP, which was conducted by ballot. Proxies received by management in advance of the Meetings, and the ballot in respect of the special resolution approving certain amendments to the articles of Granite GP, indicated the following:

	As Trustee of Granite REIT				As Director of Granite GP
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%
Peter Aghar	50,631,279	99.95	26,837	0.05	50,620,806	99.93	37,310	0.07
Remco Daal	50,636,293	99.96	21,823	0.04	50,625,129	99.93	32,987	0.07
Kevan Gorrie	50,631,291	99.95	26,825	0.05	50,610,667	99.91	47,449	0.09
Fern Grodner	50,632,944	99.95	25,172	0.05	50,613,030	99.91	45,086	0.09
Kelly Marshall	49,458,355	97.63	1,199,761	2.37	49,530,542	97.77	1,127,574	2.23
Al Mawani	50,602,217	99.89	55,899	0.11	50,602,659	99.89	55,457	0.11
Gerald Miller	50,472,383	99.63	185,733	0.37	50,449,538	99.59	208,578	0.41
Sheila A. Murray	49,983,708	98.67	674,408	1.33	49,953,473	98.61	704,643	1.39
Emily Pang	50,633,965	99.95	24,151	0.05	50,612,887	99.91	45,229	0.09
Jennifer Warren	50,633,684	99.95	24,432	0.05	50,613,910	99.91	44,206	0.09
	Votes For	%	Votes Withheld	%
Re-appointment of Deloitte LLP as Auditors of Granite REIT	50,807,355	99.85	78,353	0.15
Re-appointment of Deloitte LLP as Auditors of Granite GP and authorization of the directors of Granite GP to fix the remuneration of Deloitte LP	50,807,795	99.85	77,914	0.15
	Votes For	%	Votes Against	%
Non-binding advisory resolution on Granite’s approach to executive compensation	48,906,250	96.54	1,751,865	3.46

	Votes For	%	Votes Against	%
Ordinary resolution approving certain amendments to the Amended and Restated Declaration of Trust of Granite REIT dated December 20, 2017	50,630,873	99.95	27,243	0.05
	Votes For	%	Votes Against	%
Special resolution approving an amendment to the Amended and Restated Declaration of Trust of Granite REIT dated December 20, 2017	50,568,591	99.82	89,525	0.18
	Votes For	%	Votes Against	%
Special resolution approving certain amendments to the Articles of Granite GP	14,697,668	29.01	35,966,663	70.99
	Votes For	%	Votes Against	%
Ordinary resolution approving the Non-Employee Directors’ Deferred Share Unit Plan of Granite GP (as amended)	50,034,027	98.77	624,089	1.23

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 137 investment properties representing approximately 57.3 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Associate Director, Legal & Investor Services, at 647-925-7504.

Contacts

Teresa Neto
Chief Financial Officer
647-925-7560

Andrea Sanelli
Associate Director, Legal & Investor Services
647-925-7504